BY EDGAR

May 9, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Jeffrey Riedler
Johnny Gharib
Re:	Marina Biotech, Inc.
Registration Statement on Form S-1
Filed March 25, 2011
File No. 333-173108

Dear Mr. Riedler:

On behalf of our client Marina Biotech, Inc. (the “Company”), we hereby submit this letter in response to the comments set forth in that certain letter dated March 31, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to J. Michael French, the President and Chief Executive Officer of the Company, relating to the Registration Statement on Form S-1 that the Company filed with the Commission on March 25, 2011 (File No. 333-173108) (the “Registration Statement”).

The Company is responding to the Staff’s comments by revising the Registration Statement as set forth below (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference):

General

1.	Please amend your registration statement to disclose the following terms of your offer:

•	Total number of units to be sold in the offering;

•	Number of warrants included in each unit;

•	Exercise period of the warrants;

•	Exercise price of the warrants or the formula that will be used to determine the exercise price;

•	Identity of the underwriter; and

•	Compensation that will be paid to the underwriter other than discounts and commissions.

Also, please file the underwriting agreement as an exhibit to your registration statement.

Response

The Company has revised the Registration Statement to add Roth Capital Partners, LLC as underwriter, and to include information regarding the underwriting compensation. The Company has also revised the Registration Statement to reflect a deal structure whereby the Company will be offering: (1) units, each of which consists of (i) one share of the Company’s common stock and (ii) Series A Warrants to purchase shares of the Company’s common stock, and (2) Series B Warrants, each to purchase one unit. The Company has also revised the Registration Statement to include descriptions of the terms of the Series A Warrants and the Series B Warrants, to update certain market-related disclosure to a more recent date, to update certain disclosure regarding outstanding securities of the Company to a more recent date, and to file as exhibits the form of Underwriting Agreement, Series A Warrant and Series B Warrant. The Company plans to further amend the Registration Statement at a later date to include information regarding the total number of units to be sold in the offering and pricing terms.

If you have any further questions or comments, or would like to discuss this response letter or the amended Registration Statement, please feel free to call me at (212) 326-0468.

Sincerely,

/s/ Michael T. Campoli
Michael T. Campoli
Pryor Cashman LLP

cc:	J. Michael French, Marina Biotech, Inc.
Peter S. Garcia, Marina Biotech, Inc.
Lawrence Remmel Esq., Pryor Cashman LLP